As filed with the Securities and Exchange Commission on May 25, 2011

United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Amendment No. 1

H&Q Life Sciences Investors

(Name of Subject Company (Issuer))

H&Q Life Sciences Investors

(Name of Filing Persons (Offeror))

Shares of Beneficial Interest, Par Value $0.01 Per Share

(Title of Class of Securities)

404053100

(CUSIP Number of Class of Securities)

Daniel R. Omstead, Ph.D.

President

H&Q Life Sciences Investors

2 Liberty Square, 9th Floor

Boston, Massachusetts 02109

Telephone: 617-772-8500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Joseph R. Fleming, Esq.

Dechert LLP

200 Clarendon Street

27th Floor

Boston, Massachusetts 02116-5021

Telephone: 617-728-7100

Calculation of Filing Fee

Transaction Valuation: $106,201,366 (a)	Amount of Filing Fee: $12,330 (b)

(a)

Estimated for purposes of calculating the amount of the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 7,796,312 shares of Beneficial Interest of H&Q Life Sciences Investors (35% of the total number of shares outstanding on April 27, 2011) by $13.62 (98% of the Net Asset Value per share of $13.90 as of the close of ordinary trading on the New York Stock Exchange on April 27, 2011).

(b)	Calculated at $116.10 per $1,000,000 of the Transaction Valuation.
☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,330 Form or Registration No.: Schedule TO Filing Party: H&Q Life Sciences Investors Date Filed: May 3, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed by H&Q Life Sciences Investors (the “Fund”) with the Securities and Exchange Commission (the “Commission”) on May 3, 2011 to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12.  Exhibits

(a)(1)(i)	Offer Notice dated May 2, 2011.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press Release dated May 2, 2011.*

(a)(5)(i)	Press Release dated May 25, 2011. (filed herewith)

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on May 3, 2011.

Item 13.  Information Required By Schedule 13E-3 Not Applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

H&Q LIFE SCIENCES INVESTORS

	By:	/S/ Daniel R. Omstead
	Name:	Daniel R. Omstead
	Title:	President
Dated: May 25, 2011

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